UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-20394
CUSIP Number: 189875107

NOTIFICATION OF LATE FILING

☐ Form 10-K           ☐ Form 20-F           ☐ Form 11-K           ☑ Form 10-Q           ☐ Form N-SAR

For Period Ended: September 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

Full name of registrant: ‘mktg, inc.’

Former name if applicable:

Address of principal executive office (Street and number):
75 Ninth Avenue

City, State and zip code:
New York, New York 10011

PART II
RULE 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

           The Registrant’s Form 10-Q for the period ended September 30, 2009 could not be filed within the prescribed time period because the Registrant was unable to complete the preparation for filing of Item 1, Financial Statements, and Item 2, Management’s Discussion and Analysis, prior to the close of business on November 16, 2009. Accordingly, the Registrant could not prepare and file the Form 10-Q without unreasonable effort or expense.

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

James R. Haughton	(212)	660-3800

(Name)	(Area Code)	(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         ☐ Yes     ☒ No

          The Registrant has not filed the following reports: Form 10-K for the year ended March 31, 2009, and Form 10-Q for the period ended June 30, 2009.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         ☒ Yes     ☐ No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant expects to report a net loss of approximately $(1,162,000) for its second fiscal quarter ended September 30, 2009, or $(0.15) per diluted share, compared to net income of $529,782, or $0.07 per diluted share, for the quarter ended September 30, 2008. Sales are expected to decrease from $26,612,826 in the quarter ended September 30, 2008, to approximately $17,867,000 for the quarter ended September 30, 2009. The reduction in revenues reflects a decrease in events executed for the Registrant’s largest client, as well as a decrease in trade and digital marketing revenues. As a result of the Registrant’s expense reduction measures, compensation expense for the quarter ended September 30, 2009 is expected to decrease to approximately $6,783,000 from $7,059,702 for the quarter ended September 30, 2008, and general and administrative expenses are expected to decrease to approximately $1,855,000 from $2,140,360 for the quarter ended September 30, 2008.

‘mktg, inc.’

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 17, 2009	/s/ James R. Haughton

Date	James R. Haughton, Senior Vice President -- Controller